15049201

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Mail Processing Section
MAR 04 2015
Washington DC
403

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-4618

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2014 (MM/DD/YY) AND ENDING December 31, 2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Van Eck Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

335 Madison Avenue
(No. and Street)

New York (City) NY (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Bruce J. Smith (212) 293-2050
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

345 Park Avenue (Address) New York (City) NY (State) 10154 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 4 2015
REGISTRATIONS BRANCH
04

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Bruce J. Smith, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Van Eck Securities Corporation, as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

SVP + CFO

Title

Notary Public

BRIAN A. ALLAS
Notary Public, State of New York
No. 01AL4900669
Qualified in New York County
Commission Expires December 7, 2017

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

VAN ECK SECURITIES CORPORATION
(A Wholly Owned Subsidiary of
Van Eck Associates Corporation)

Table of Contents

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

The Board of Directors
Van Eck Securities Corporation:

We have audited the accompanying statement of financial condition of Van Eck Securities Corporation (the Company) as of December 31, 2014 (the financial statement). The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Van Eck Securities Corporation as of December 31, 2014, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

New York, New York
February 27, 2015

VAN ECK SECURITIES CORPORATION
(A Wholly Owned Subsidiary of
Van Eck Associates Corporation)

Statement of Financial Condition

December 31, 2014

Assets		
Cash	$	1,102,181
Investments in marketable securities (cost $3,316,463)		3,340,137
Commissions receivable		7,170
Distribution income receivable		47,600
Due from affiliate, net		3,205,921
Prepaid expenses and other current assets		688,977
Furniture and equipment, less accumulated depreciation of $343,029		376,898
Total assets	$	8,768,884
Liabilities and Stockholder's Equity		
Liabilities:		
Accounts payable and accrued expenses	$	1,923,973
Deferred tax liability, net		44,628
Total liabilities		1,968,601
Stockholder's equity:		
Common stock, par value $1 per share. Authorized and issued 10,000 shares		10,000
Additional paid-in capital		86,421,348
Accumulated deficit		(79,631,065)
Total stockholder's equity		6,800,283
Total liabilities and stockholder's equity	$	8,768,884

See accompanying notes to Statement of Financial Condition.

(1) Nature of Business

Van Eck Securities Corporation (the Company) is a wholly owned subsidiary of Van Eck Associates Corporation (the Parent or Parent Company) and a registered broker-dealer under the Securities and Exchange Act of 1934, as amended. Its business consists of acting as general distributor of and/or marketing agent for pooled investment vehicles and ETNs. The Company does not hold funds or securities for, or owe money or securities to, customers. The Company is a registered broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulation Authority, Inc. (FINRA) and the Securities Investor Protection Corporation (SIPC).

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The Company's Statement of Financial Condition has been prepared in accordance with U.S. generally accepted accounting principles, which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition. Actual results could differ from those estimates.

(b) Cash and Cash Equivalents

The Company considers all cash held with financial institutions and highly liquid investments with a maturity of three months or less when purchased to be cash and cash equivalents.

(c) Investments in Marketable Securities

Marketable securities, which consist principally of mutual and money market fund investments, are recorded at fair value based on the reported net asset value of the respective investment at the end of each business day. All securities transactions are recorded on a trade-date basis.

The Company defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Management discloses financial instruments using a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three levels: quoted market prices in active markets for identical assets and liabilities (Level 1), inputs other than quoted market prices that are observable for the asset or liability, either directly or indirectly (Level 2), and unobservable inputs for the asset or liability (Level 3). The level in the fair value hierarchy within which the fair value measurement in its entirety falls shall be determined based on the lowest level input that is significant to the fair value measurement in its entirety.

The Company classifies as Level 1 its investments in marketable securities that are valued based on net asset values. During the year ended and as of December 31, 2014, the Company did not directly hold any instruments that are valued based on inputs other than quoted market prices in active markets for identical assets and liabilities (Level 2) or unobservable inputs through the application of management's assumptions and internal valuation pricing models (Level 3).

	Total at December 31, 2013	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Investments in securities:				
Mutual funds	$ 1,549,370	1,549,370	—	—
Money market funds	1,790,767	1,790,767	—	—
Total investments in marketable securities	$ 3,340,137	3,340,137	—	—

(d) Furniture and Equipment

Furniture and equipment are stated at cost, net of accumulated depreciation. Depreciation, other than leasehold improvements are computed using the straight-line method over the estimated useful lives of the assets (3 – 7 years). Leasehold improvement depreciation is computed using the straight-line method over the shorter of the estimated useful life of the asset or the term of the current office lease.

(3) Affiliated Parties

The Company derives substantially all of its revenue acting as the general distributor of the Funds and providing sales and marketing services to Van Eck Associates Corporation (VEAC), and Van Eck Absolute Return Advisers Corp. (VEARA), a wholly owned subsidiary of the Parent.

Payroll, rent, and certain other direct operating expenses are allocated by the Parent to its subsidiaries, including the Company, based upon the Company's proportionate share of resources. In addition, per an administrative service agreement signed on October 3, 2013, with a retroactive date of July 1, 2013, the Parent and/or its subsidiaries receiving services from the Company shall incur and accrue a daily fee based on actual costs in providing the services. These costs include, but are not limited to, allocations of salaries and related expenses for salespeople, product specialists, marketing specialists, marketing materials design, production, language translation (where applicable), and related travel and entertainment costs. The fee

consists of 100% of all monthly costs of the Company, inclusive of costs allocated from the Parent to the Company, plus a markup of 10%, net of the Company's monthly operating revenue.

For the first half of 2014, certain marketing expenses were allocated by the Company to VEARA based on an expense sharing agreement with VEARA dated December 3, 2010. In addition, VEARA fully reimbursed the Company for the direct sales expenses incurred on its behalf. In accordance with the aforementioned administrative services agreement dated October 3, 2013, reimbursements from January 1, 2014 through June 30, 2014 included a markup of 10%.

On July 1, 2014, the expense sharing agreement was amended. The amended agreement removed the reimbursement of marketing and sales expenses, including the markup, from VEARA to the Company. VEARA now reimburses its affiliates, including the Company, for all costs related to the services provided to support the sales and operations, as applicable for VEARA's products. Reimbursements are based on an estimated amount of the Company's prior year expenses incurred in supporting VEARA's products.

(4) Income Taxes

The Company files its federal, New York State, and New York City income tax returns on a consolidated basis with its Parent and other related companies. The Parent and its wholly owned U.S. subsidiaries have elected to allocate income taxes among the members of the group under a pro-rata method by which the Parent makes payments to the Company or the Company makes payments to the Parent for the income tax reductions or increases resulting from the Company's inclusion in the consolidated returns. As of December 31, 2014, the Company recorded current taxes payable of $2,019,912, included within Due From Affiliates, net on the Statement of Financial Condition. The earliest years for which the Company is subject to federal and state and local tax examinations are 2010 and 2011, respectively.

Deferred taxes are provided on the asset and liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss carry forwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. The Company did not have any unrecognized tax benefits related to uncertain tax positions at the beginning or end of the year ended December 31, 2014.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets (liabilities) as of December 31, 2014 are as follows:

Deferred tax assets:		
Net operating loss carryforward	$	14,625
Total deferred tax assets		14,625
Deferred tax liabilities:		
Unrealized losses on investments		(9,367)
Depreciation of furniture and equipment		(49,886)
Total deferred tax liabilities		(59,253)
Deferred tax liability, net	$	(44,628)

As of December 31, 2014, the Company had a New Jersey net operating loss carryforward of $94,510,159, tax effected $15,442, which begins to expire in 2015. The Company has a valuation allowance for the period ended December 31, 2014 of $817 recorded against the 2008 net operating loss, which management believes they will not be able to utilize. The Company believes it is more likely than not that it will realize the remaining net deferred tax assets.

(5) Off-Balance-Sheet Risk and Credit Risk

As discussed in note 1, the Company acts as general distributor of the Funds. Receipts and payments for mutual fund shares sold or redeemed are made directly to, or by, the issuers or their agents. Off-balance-sheet risk with respect to these transactions exists due to the possibility that customers may be unable to fulfill their contractual commitments. As a result, the Company may be charged for any losses incurred by the mutual funds for the canceled transaction. The Company seeks to minimize this risk through procedures designed to monitor the proper execution of transactions by the issuers or their agents.

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts.

(6) Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2014, the Company had regulatory net capital and regulatory net capital requirements of $2,212,666 and $128,265, respectively. The Company's ratio of aggregate indebtedness to regulatory net capital was 0.87 to 1.

(7) Defined Contribution Plan

The Company has a qualified 401(k) Savings and Investment Plan (the Plan) whereby employees may contribute up to the Federal annual limits. The Company matches 100% for every dollar contributed to the Plan by participants up to the first 1% of salary and then matches $0.50 for every $1.00 contributed to the Plan by Participants between 1% and 6% of salary, subject to IRS limitations.

(8) Subsequent Event

The Company has evaluated the need for disclosures and/or adjustments resulting from subsequent events through February 27, 2015, the date that the financial statement was available to be issued. This evaluation did not result in any subsequent events that necessitated disclosures and/or adjustments in the financial statement.

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

The Board of Directors
Van Eck Securities Corporation:

We have reviewed management's statements, included in the accompanying Van Eck Securities Corporation Exemption Report (the Exemption Report), in which (1) Van Eck Securities Corporation (the Company) identified the following provisions of 17 C.F.R. § 15c3-3 (k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (k)(1) (the exemption provisions); and (2) the Company stated that it met the identified exemption provisions throughout the year ended December 31, 2014 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

KPMG LLP

New York, New York
February 27, 2015

Van Eck Securities Corporation Exemption Report

Van Eck Securities Corporation (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k):(1)

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3 (k) throughout the most recent fiscal year without exception.

Van Eck Securities Corporation

I, Bruce J. Smith, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Bruce J. Smith, CFO & SVP
February 27, 2015